                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                              FORELAND CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    345458301
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Russell J. Bruemmer
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               February 24, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         (Continued on following pages)

                                  SCHEDULE 13D



---------------------------------------------------------------------------------------------------------------
CUSIP NO.  345458301                                                             PAGE 2 OF 9 PAGES
          -----------
---------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Energy Income Fund, L.P.

---------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a) [ ]
                                                                                                   (b) [ ]

---------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            OO
---------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]


---------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 0
       NUMBER OF        ---------------------------------------------------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY                2,083,333
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
       REPORTING                 0
        PERSON          ---------------------------------------------------------------------------------------
         WITH           10       SHARED DISPOSITIVE POWER
                                 2,083,333
---------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,083,333

---------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]


---------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1%
---------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



---------------------------------------------------------------------------------------------------------------
CUSIP NO. 345458301                                                              PAGE 3 OF 9 PAGES
          ----------
---------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EIF General Partner, L.L.C.

---------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]
                                                                                                (b) [ ]
---------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            OO
---------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]


---------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 0
       NUMBER OF        ---------------------------------------------------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY                2,083,333
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
       REPORTING                 0
        PERSON          ---------------------------------------------------------------------------------------
         WITH           10       SHARED DISPOSITIVE POWER
                                 2,083,333
---------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,083,333

---------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]


---------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1%
---------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

           OO
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



---------------------------------------------------------------------------------------------------------------
CUSIP NO. 345458301                                                              PAGE 4 OF 9 PAGES
         ----------
---------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert D. Gershen

---------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                (a) [ ]
                                                                                                (b) [ ]

---------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            OO
---------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]


---------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
---------------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 0
       NUMBER OF        ---------------------------------------------------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY                2,083,333
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
       REPORTING                 0
        PERSON          ---------------------------------------------------------------------------------------
         WITH           10       SHARED DISPOSITIVE POWER
                                 2,083,333
---------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,083,333

---------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [ ]


---------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1%
---------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

           IN
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



---------------------------------------------------------------------------------------------------------------
CUSIP NO.  345458301                                                             PAGE 5 OF 9 PAGES
          ----------
---------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George W. Siguler

---------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                            (a) [ ]
                                                                                            (b) [ ]

---------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

            OO
---------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]


---------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
---------------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
                                 0
       NUMBER OF        ---------------------------------------------------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY                2,083,333
       OWNED BY         ---------------------------------------------------------------------------------------
         EACH           9        SOLE DISPOSITIVE POWER
       REPORTING                 0
        PERSON          ---------------------------------------------------------------------------------------
         WITH           10       SHARED DISPOSITIVE POWER
                                 2,083,333
---------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,083,333

---------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                   [ ]


---------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1%
---------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

           IN
---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                       PAGE 6 OF 9 PAGES



               This Amendment No. 2 to Schedule 13D is filed by and on behalf of Energy Income Fund, L.P. ("EIF"), EIF General Partner, L.L.C. ("EIF General Partner"), Robert D. Gershen ("Gershen"), and George W. Siguler ("Siguler") (collectively, the "Reporting Persons") and relates to the common stock, $.01 par value ("Common Stock"), of Foreland Corporation (the "Issuer"). This Amendment No. 2 amends the initial statement on Schedule 13D dated January 15, 1998 (the "Initial Statement") as amended on November 30, 1998. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3 is hereby amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

        On January 6, 1998, EIF acquired warrants to purchase 1,000,000 shares of Common Stock as additional consideration in connection with debt financing provided to the Issuer. On August 10, 1998, EIF amended one of the warrants to allow for the purchase of an additional 500,000 shares of Common Stock as consideration for certain amendments to the debt financing provided to the Issuer. The exercise price of the warrants is $6.00 per share. On November 5, 1998, EIF acquired 2,000 shares of convertible preferred stock of the Issuer, which are convertible into 333,333 shares of Common Stock, for aggregate consideration of $2 million. On February 4, 1999, EIF and Issuer entered into an agreement dated as of such date (the "Common Stock Issuance Agreement") pursuant to which the Issuer agreed to issue to EIF 250,000 shares of Common Stock as consideration in connection with a restructuring of the debt financing provided by EIF to the Issuer. Issuance of the 250,000 shares of Common Stock was subject to certain conditions, which were satisfied on February 24, 1999. The 250,000 shares of Common Stock are not permitted to be resold for one year from the date of the Common Stock Issuance Agreement. The source of funds for such debt financing and for the purchase price of the convertible preferred stock was capital contributed by EIF's investors.

Item 4 is hereby amended in its entirety to read as follows:

Item 4. Purpose of Transaction.

        The Reporting Persons are filing this Schedule 13D as the result of (a) the acquisition by EIF of 250,000 shares of Common Stock of the Issuer and warrants to purchase 1,500,000 shares of Common Stock of the Issuer pursuant to a loan agreement entered into on January 6, 1998, as amended by agreements dated August 10, 1998 and February 4, 1999 (the "1998 Loan Transaction") and
(b) the acquisition by EIF of 2,000 shares of convertible preferred stock on November 5, 1998 pursuant to a Stock Purchase Agreement entered into on August 10, 1998 (the "1998 Stock Purchase"). Pursuant to the 1998 Loan Transaction, a warrant to purchase 750,000 shares of Common Stock at an exercise price of $6 per share ("Warrant No. 1") and a warrant to purchase 250,000 shares of Common Stock at an exercise price of $10 per share ("Warrant No. 2") were acquired on January 6, 1998. On August 10, 1998, Warrant No. 2 was replaced with a warrant exercisable into 750,000 shares of Common Stock at a reduced exercise price of $6 per share ("New Warrant No. 2"). Pursuant to amendments dated February 4, 1999, the expiration dates of Warrant No. 1 and New Warrant No. 2 (collectively, the "Warrants") were extended from January 6, 2003 to December 31, 2003. EIF has acquired the equity securities described above solely for investment purposes. As the result of the 1998 Loan Transaction and the 1998 Stock Purchase, EIF is deemed to beneficially own 18.1% of the Common Stock.

        Pursuant to the terms of the 1998 Loan Transaction, Mr. Gershen was appointed to the Board of Directors of Issuer, effective January 9, 1998. Mr. Gershen is a Managing Director of EIF General Partner and is the president and controlling shareholder of AEM and R.D. Gershen.

        As described in Item 6 below, EIF has registration rights regarding the shares of the Common Stock acquired by EIF pursuant to the Common Stock Issuance Agreement and the shares of Common Stock issuable pursuant to the Warrants and convertible preferred stock. The Reporting Persons may sell some or all of the shares of Common Stock acquired by EIF pursuant to the Common Stock Issuance Agreement or the shares of Common Stock issuable pursuant to the Warrants and convertible preferred stock in privately negotiated transactions, on the market or otherwise. The 250,000 shares of Common Stock acquired by EIF pursuant to the Common Stock Issuance Agreement are not permitted to be resold for one year from the date of such agreement.

SCHEDULE 13D (CONTINUED)                                       PAGE 7 OF 9 PAGES



        Pursuant to the 1998 Loan Transaction, the Issuer has the right, expiring March 31, 1999, to reacquire all of the Warrants and convertible preferred stock purchased by EIF upon payment of $3,120,000 and repayment in full of all obligations under the debt financing from EIF. In addition, the exercise price of the Warrants will be reduced to $3.00 per share in the event repayment of the financing extended to the Issuer by EIF under the 1998 Loan Transaction is delayed for a certain minimum period of time.

Sections (a), (b) and (c) of Item 5 are hereby amended in their entirety to read as follows:

Item 5. Interest in Securities of the Issuer.

        (a) EIF directly holds 250,000 shares of Common Stock, the Warrants for the right to acquire 1,500,000 shares of Common Stock and 2,000 shares of convertible preferred stock convertible into 333,333 shares of Common Stock. Each of the Reporting Persons is deemed to beneficially own an aggregate of 2,083,333 shares of Common Stock, constituting 18.1% of the shares outstanding.

        (b) The Reporting Persons share voting and dispositive power over the 250,000 shares of Common Stock. Such Common Stock, however, is not permitted to be resold for one year from the date of the Common Stock Issuance Agreement. The Reporting Persons share dispositive power over (i) the Warrants for the purchase of 1,500,000 shares of Common Stock and (ii) the convertible preferred stock convertible into 333,333 shares of Common Stock. If and when the Warrants are exercised for Common Stock or the convertible preferred stock is converted into Common Stock, the Reporting Persons will share voting and dispositive power over the shares of Common Stock acquired upon such exercise or conversion.

        (c) There have been no transactions of shares of Common Stock effected within the past 60 days by the Reporting Persons, Sigular Guff or R.D. Gershen.

Item 6 is hereby amended to read in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In connection with the 1998 Stock Purchase and the issuance of the 250,000 shares of Common Stock, EIF and the Issuer have entered into a registration rights agreement dated August 10, 1998 and amended by that certain First Amendment to Registration Rights Agreement dated as of February 4, 1999 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that the Issuer shall file, not later than two months after the date of the amendment to the Registration Rights Agreement, a registration statement on Form S-3 (or other suitable form) as a shelf registration statement under Rule 415 of the Securities Act of 1933 covering the resale of the securities issuable or issued upon conversion of the convertible preferred stock purchased by EIF pursuant to the 1998 Stock Purchase, and, not later than one year and two months after the date of the amendment to the Registration Rights Agreement, a shelf registration statement covering the resale of the 250,000 shares of Common Stock issued to EIF as part of the 1998 Loan Transaction. If the shelf registration statement is not declared effective a month after the deadline for filing in each case, the Issuer is required to pay certain penalties to EIF. Pursuant to the Registration Rights Agreement, EIF is also entitled to demand and "piggy-back" registration rights with respect to the Common Stock issued to EIF as part of the 1998 Loan Transaction and the Common Stock underlying the convertible preferred stock. The Registration Rights Agreement also contains provisions relating to obligations of the Issuer, registration expenses, indemnifications and certain other matters. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit B, and the first amendment thereto, which is attached hereto as Exhibit E.

        Under the provisions of the Warrants, EIF may exercise in whole or in part the Warrants for, in the aggregate, 1,500,000 shares of Common Stock (the "Warrant Stock"). As to the Warrant Stock, the Issuer has agreed to file, within two months of written notice of any exercise of the Warrants, a registration statement on Form S-3 (or other suitable form) as a shelf registration statement under Rule 415 of the Securities Act of 1933 covering the resale of all Warrant Stock. EIF is also entitled to certain demand and "piggy-back" registration rights with respect to such Warrant Stock. The Warrants also contain provisions relating to the procedures for exercising the Warrants, transfers of the Warrants and Warrant Stock, adjustments to the exercise price of the Warrants, indemnification and certain other matters. The foregoing description of the Warrants is qualified in its

SCHEDULE 13D (CONTINUED)                                       PAGE 8 OF 9 PAGES



entirety by reference to such Warrants, which are attached hereto as Exhibits C and D and the first amendments thereto, which are attached hereto as Exhibits F and G.

        Pursuant to the Registration Rights Agreement and the Warrants, on December 21, 1998, a shelf registration statement on Form S-3 was filed by the Issuer covering the resale of the securities issuable upon conversion of the convertible preferred stock and upon exercise of the Warrants. As of the date of this Amendment, such Form S-3 has not been declared effective by the Securities and Exchange Commission.

Item 7 is hereby amended by adding thereto the following:

Item 7. Material to Be Filed as Exhibits

        Exhibit E is the First Amendment to Registration Rights Agreement dated as of February 4, 1999 by and between Energy Income Fund, L.P. and Foreland Corporation.

        Exhibit F is the First Amendment to Common Stock Purchase Warrant dated January 6, 1998 (Warrant No. 1), dated as of February 4, 1999.

        Exhibit G is the First Amendment to Common Stock Purchase Warrant dated August 10, 1998 (Warrant No. 2), dated as of February 4, 1999.

        Exhibit H is the Common Stock Issuance Agreement dated February 4, 1999 between Energy Income Fund, L.P. and Foreland Corporation.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1999

                                    ENERGY INCOME FUND, L.P.

                                    By:   EIF General Partner, L.L.C.

                                          By: /s/ ROBERT D. GERSHEN
                                              --------------------------
                                              Robert D. Gershen
                                              Managing Director


                                    EIF GENERAL PARTNER, L.L.C.

                                    By:   /s/ ROBERT D.GERSHEN
                                          ------------------------------
                                          Robert D. Gershen
                                          Managing Director


                                    /S/ ROBERT D. GERSHEN
                                    ------------------------------------
                                    Robert D. Gershen


                                    /s/ GEORGE W. SIGULER
                                    ------------------------------------
                                    George W. Siguler

SCHEDULE 13D (CONTINUED)                                       PAGE 9 OF 9 PAGES


                                         EXHIBIT INDEX

Exhibit E      First Amendment to Registration Rights Agreement dated as of
               February 4, 1999 by and between Energy Income Fund, L.P. and
               Foreland Corporation.

Exhibit F      First Amendment to Common Stock Purchase Warrant dated
               January 6, 1998 (Warrant No. 1), dated as of February 4, 1999.

Exhibit G      First Amendment to Common Stock Purchase Warrant dated
               August 10, 1998 (Warrant No. 2), dated as of February 4, 1999.

Exhibit H      Common Stock Issuance Agreement dated February 4, 1999 between
               Energy Income Fund, L.P. and Foreland Corporation.